Exhibit 99.2

RESAAS SERVICES INC.

Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars)

(Unaudited)

RESAAS SERVICES INC.

Interim Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	September 30, 2015 $	December 31, 2014 $
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	3,118,489	4,517,137
Amounts receivable	27,238	41,114
Prepaid expenses	19,461	19,966
Due from related parties (Note 9)	–	176,900
Total current assets	3,165,188	4,755,117
Non-current assets
Deferred financing costs	615,186	–
Property and equipment (Note 5)	25,611	27,304
Website development costs (Note 6)	962,235	959,656
Intangible assets (Note 7)	38,111	27,655
Total non-current assets	1,641,143	1,014,615
Total assets	4,806,331	5,769,732

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	280,533	138,160
Obligations under finance lease (Note 8)	2,297	1,987
Total current liabilities	282,830	140,147
Obligations under finance lease (Note 8)	3,146	4,910
Total liabilities	285,976	145,057
Shareholders’ equity
Common shares	19,406,902	16,204,493
Share-based payment reserve	7,367,443	7,862,638
Subscriptions receivable	(31,250)	–
Deficit	(22,222,740)	(18,442,456)
Total shareholders’ equity	4,520,355	5,624,675
Total liabilities and shareholders’ equity	4,806,331	5,769,732

Going concern (Note 2(c))

Commitments and contingencies (Note 13)

Subsequent events (Note 15)

Approved and authorized for issuance by the Board of Directors on November 30, 2015:

/s/ “Cory Brandolini”	/s/ “Cam Shippit”

Cory Brandolini, Director	Cam Shippit, Director

(The accompanying notes are an integral part of these interim consolidated financial statements)

1

RESAAS SERVICES INC.

Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Three Months Ended September 30, 2015 $	Three Months Ended September 30, 2014 (Restated – Note 4) $	Nine Months Ended September 30, 2015 $	Nine Months Ended September 30, 2014 (Restated – Note 4) $

Revenue	15,291	830	104,022	3,720
Expenses
Amortization	212,195	316,355	566,041	891,926
Consulting fees	86,754	154,659	278,513	223,937
Filing fees	7,035	42,165	49,099	74,847
Foreign exchange loss (gain)	6,558	(16,995)	19,450	9,837
General and administrative (Note 9)	420,760	371,270	1,189,765	977,950
Management fees (Note 9)	68,472	74,308	390,499	203,967
Promotion and advertising	122,401	264,838	504,071	678,645
Professional fees	79,829	66,318	605,043	222,461
Stock-based compensation (Notes 9 and 12)	28,401	12,024	153,696	1,126,267
Travel	44,808	41,430	143,124	138,897
Total operating expenses	1,077,213	1,326,372	3,899,301	4,548,734
Loss before other income	(1,061,922)	(1,325,542)	(3,795,279)	(4,545,014)
Other income
Interest income	3,864	4,953	14,995	15,571
Net loss and comprehensive loss for the period	(1,058,058)	(1,320,589)	(3,780,284)	(4,529,443)

Basic and diluted loss per common share	(0.03)	(0.04)	(0.12)	(0.15)

Weighted average number of common shares outstanding	33,203,396	30,665,724	32,635,944	29,888,088

(The accompanying notes are an integral part of these interim consolidated financial statements)

2

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment	Subscriptions		Total Shareholders’
	Number	Amount $	Reserve $	Receivable $	Deficit $	Equity $
Balance, December 31, 2013	29,381,115	11,283,213	4,171,583	–	(10,602,015)	4,852,781
Issuance of common shares for cash	1,570,903	4,005,803	–	–	–	4,005,803
Issuance of common shares pursuant to the exercise of stock options at $1.00 per share	108,250	159,165	(50,915)	–	–	108,250
Issuance of common shares pursuant to the exercise of stock options at $1.10 per share	72,000	135,657	(56,457)	–	–	79,200
Issuance of common shares pursuant to the exercise of stock options at $1.55 per share	80,000	212,912	(88,912)	–	–	124,000
Issuance of common shares pursuant to the exercise of warrants at $1.50 per share	2,250	3,375	–	–	–	3,375
Fair value of stock options granted	–	–	1,301,812	–	–	1,301,812
Net loss (Restated – Note 4)	–	–	–	–	(4,529,443)	(4,529,443)
Balance, September 30, 2014 (Restated – Note 4)	31,214,518	15,800,125	5,277,111	–	(15,131,458)	5,945,778

(The accompanying notes are an integral part of these interim consolidated financial statements)

3

RESAAS SERVICES INC.

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in Canadian dollars except share amounts)

(Unaudited)

	Common Shares		Share-based Payment	Subscriptions		Total Shareholders’
	Number	Amount $	Reserve $	Receivable $	Deficit $	Equity $
Balance, December 31, 2014	31,436,268	16,204,493	7,862,638	–	(18,442,456)	5,624,675
Issuance of common shares pursuant to the exercise of stock options at $1.00 per share	255,000	347,514	(92,514)	–	–	255,000
Issuance of common shares pursuant to the exercise of stock options at $1.10 per share	588,000	1,023,016	(376,216)	–	–	646,800
Issuance of common shares pursuant to the exercise of stock options at $1.25 per share	257,750	494,055	(171,868)	(31,250)	–	290,937
Issuance of common shares pursuant to the exercise of stock options at $2.35 per share	7,400	31,412	(14,022)	–	–	17,390
Issuance of common shares pursuant to the exercise of warrants at $1.10 per share	92,635	151,672	(49,773)	–	–	101,899
Issuance of common shares pursuant to the exercise of warrants at $1.50 per share	589,827	884,740	–	–	–	884,740
Issuance of common shares pursuant to the exercise of warrants at $3.00 per share	90,000	270,000	–	–	–	270,000
Fair value of stock options granted	–	–	209,198	–	–	209,198
Net loss	–	–	–	–	(3,780,284)	(3,780,284)
Balance, September 30, 2015	33,316,880	19,406,902	7,367,443	(31,250)	(22,222,740)	4,520,355

(The accompanying notes are an integral part of these interim consolidated financial statements)

4

RESAAS SERVICES INC.

Interim Consolidated Statements of Cash Flows

(Expressed in Canadian dollars)

(Unaudited)

	Nine Months Ended September 30, 2015 $	Nine Months Ended September 30, 2014 (Restated – Note 4) $

Operating activities
Net loss	(3,780,284)	(4,529,443)
Items not affecting cash:
Amortization	566,041	891,926
Stock-based compensation	153,696	1,126,267
Changes in non-cash operating working capital:
Amounts receivable	13,876	33,094
Prepaid expenses	505	14,472
Accounts payable and accrued liabilities	106,433	41,989
Net cash used in operating activities	(2,939,733)	(2,421,695)
Investing activities
Acquisition of intangible assets	(11,135)	(12,552)
Proceeds from redemption of short-term investments	–	508,477
Purchase of property and equipment	(11,884)	(17,607)
Website development costs	(498,862)	(398,037)
Net cash provided by (used in) investing activities	(521,881)	80,281
Financing activities
Repayment of finance lease obligations	(1,454)	–
Proceeds from the exercise of options and warrants	2,466,767	314,825
Deferred financing costs	(579,246)	–
Due from related parties	176,900	–
Proceeds for shares issued	–	4,005,803
Net cash provided by financing activities	2,062,967	4,320,628
Increase (decrease) in cash and cash equivalents	(1,398,647)	1,979,214
Cash and cash equivalents, beginning of period	4,517,137	3,341,649
Cash and cash equivalents, end of period	3,118,490	5,320,863
Cash and cash equivalents is comprised of:
Amounts held in legal trust account	85,158	15,400
Cash in bank	2,982,544	3,455,745
Cashable guaranteed investment certificates	50,788	1,849,718
Total cash and cash equivalents	3,118,490	5,320,863
Non-cash investing and financing activities:
Stock compensation capitalized as website development costs	55,502	175,545

(The accompanying notes are an integral part of these interim consolidated financial statements)

5

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

1.	Corporate Information

RESAAS Services Inc. (the “Company”) was incorporated on June 4, 2009 under the Business Corporations Act (British Columbia). The Company is engaged in the development of web and mobile communications software for the real estate industry. The Company’s head office is located at Suite 303 – 55 Water Street, Vancouver, British Columbia, Canada, V6B 1A1.

2.	Basis of Presentation

(a)	Statement of Compliance and Principles of Consolidation

These interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2014, which have been prepared in accordance with IFRS as issued by the IASB. The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements with the addition of the following accounting policy:

-	Deferred financing costs – consists primarily of direct incremental legal and accounting fees related to potential offerings and are capitalized and will be offset against offering proceeds when consummated or expensed when an offering is abandoned.

These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, RESAAS USA Inc., a company incorporated in the state of California in 2012, and The Real Estate Social Network Ltd., a company incorporated in the state of Delaware in 2013. All significant intercompany transactions have been eliminated on consolidation.

(b)	Basis of Measurement

These interim consolidated financial statements have been prepared on a historical cost basis and are presented in Canadian dollars, which is also the Company’s functional currency.

The preparation of these interim consolidated financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the period. These estimates are, by their nature, uncertain. The impacts of such estimates are pervasive throughout the financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Significant areas of estimation include:

i)	The useful life and recoverability of long-lived assets:

ii)	The inputs used in the valuation of share-based payments:

iii)	Recognition of deferred income tax assets:

Significant areas of judgment include:

i)	Qualification of costs to capitalize as website development costs:

ii)	Application of the going concern assumption:

A discussion of these areas of estimation and judgment can be found in the Company’s 2014 annual consolidated financial statements.

6

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

2.	Basis of Presentation (continued)

(c)	Going Concern

These interim consolidated financial statements have been prepared on the going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. As at September 30, 2015, the Company has not generated significant revenues, has negative cash flows from operations, and has an accumulated deficit of $22,222,740. The continued operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is pursuing equity financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company’s liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company. These factors, among others, create substantial doubt as to the ability of the Company to continue as a going concern.

These interim consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these interim consolidated financial statements.

3.	Recent Accounting Pronouncements

Certain pronouncements were issued by the IASB or the IFRS Interpretations Committee that are mandatory for annual periods beginning after January 1, 2016 or later periods.

The following new IFRSs that have not been early adopted in these interim consolidated financial statements will not have a material effect on the Company’s future results and financial position:

i)	IFRS 9, Financial Instruments (New; to replace IAS 39 and IFRIC 9)
ii)	IFRS 15, “Revenue from Contracts with Customers”

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements.

4.	Restatement of Comparatives

The Company has revised comparative figures to include the capitalization of website development costs that were eligible for capitalization but were not capitalized until the fourth quarter of 2014. The Company has also reclassified $44,415 of legal costs that were recorded as foreign exchange losses. There was no impact on the results for the year ended December 31, 2014.

	For the Three Months Ended September 30, 2014
Interim Consolidated Statements of Comprehensive Loss	As Previously Stated $	Restatement $	As Adjusted $
Expenses
Amortization	257,477	58,878	316,355
Foreign exchange loss (gain)	27,420	(44,415)	(16,995)
General and administrative	450,876	(79,606)	371,270
Promotion and advertising	298,626	(33,788)	264,838
Total operating expenses	1,425,303	(98,931)	1,326,372
Loss before other income	(1,424,473)	98,931	(1,325,542)
Net loss and comprehensive loss for the period	(1,419,520)	98,931	(1,320,589)
Basic and diluted loss per common share	(0.05)	0.01	(0.04)

7

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

4.	Restatement of Comparatives (continued)

	For the Nine Months Ended September 30, 2014
Interim Consolidated Statements of Comprehensive Loss	As Previously Stated $	Restatement $	As Adjusted $
Expenses
Amortization	770,104	121,822	891,926
Foreign exchange loss	54,252	(44,415)	9,837
General and administrative	1,297,784	(319,834)	977,950
Promotion and advertising	712,433	(33,788)	678,645
Stock-based compensation	1,301,812	(175,545)	1,126,267
Total operating expenses	5,000,494	(451,760)	4,548,734
Net loss before other income	(4,996,774)	451,760	(4,545,014)
Net loss and comprehensive loss for the period	(4,981,203)	451,760	(4,529,443)
Basic and diluted loss per common share	(0.17)	0.02	(0.15)

	For the Nine Months Ended September 30, 2014
Interim Consolidated Statements of Cash Flows	As Previously Stated $	Restatement $	As Adjusted $
Operating Activities
Net loss	(4,981,203)	451,760	(4,529,443)
Amortization	770,104	121,822	891,926
Stock-based compensation	1,301,812	(175,545)	1,126,267
Net cash used in operating activities	(2,819,732)	398,037	(2,421,695)
Investing Activities
Website development costs	–	(398,037)	(398,037)
Net cash provided by (used in) investing activities	478,318	(398,037)	80,281

8

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

5.	Property and Equipment

	Furniture $	Computer Equipment Under Finance Lease $	Computer Equipment $	Total $
Cost:
Balance, December 31, 2014	–	7,144	44,216	51,360
Additions	1,368	–	10,516	11,884
Balance, September 30, 2015	1,368	7,144	54,732	63,244

Accumulated amortization:
Balance, December 31, 2014	–	–	24,056	24,056
Additions	182	2,939	10,456	13,577
Balance, September 30, 2015	182	2,939	34,512	37,633

Carrying amounts:
Balance, December 31, 2014	–	7,144	20,160	27,304
Balance, September 30, 2015	1,186	4,205	20,220	25,611

6.	Website Development Costs

$
Cost:
Balance, December 31, 2014	3,229,777
Additions	554,363
Balance, September 30, 2015	3,784,140

Accumulated amortization:
Balance, December 31, 2014	2,270,121
Additions	551,784
Balance, September 30, 2015	2,821,905

Carrying amounts:
Balance, December 31, 2014	959,656
Balance, September 30, 2015	962,235

9

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

7.	Intangible Assets

Trademarks $
Cost:
Balance, December 31, 2014	29,164
Additions	11,135
Balance, September 30, 2015	40,299

Accumulated amortization:
Balance, December 31, 2014	1,509
Additions	679
Balance, September 30, 2015	2,188

Carrying amounts:
Balance, December 31, 2014	27,655
Balance, September 30, 2015	38,111

8.	Obligations Under Finance Lease

On November 28, 2014 and December 11, 2014, the Company entered into two agreements to lease computer equipment for three years each. The computer equipment leases are classified as finance leases. The interest rates underlying the obligations in the finance leases are 18% and 25% per annum. The following is a schedule by years of future minimum lease payments under finance leases together with the present value of the net minimum lease payments as of September 30, 2015:

Fiscal year ending December 31:	$
2015	791
2016	3,167
2017	2,744
Net minimum lease payments	6,702
Less: amount representing interest payments	(1,259)
Present value of net minimum lease payments	5,443
Less: current portion	(2,297)
Long-term portion	3,146

9.	Related Party Transactions

During the nine months ended September 30, 2015, the Company was engaged in the following related party transactions:

a)	As of December 31, 2014, the Company was owed $88,500 for loans from the Chief Executive Officer of the Company, which is unsecured, non-interest bearing, and due on demand. The loan was offset by a bonus payment in March 2015 for services rendered. As of September 30, 2015, the Company was owed $Nil.

b)	As of December 31, 2014, the Company was owed $88,400 for loans from the Chief Financial Officer of the Company, which is unsecured, non-interest bearing, and due on demand. The loan was offset by a bonus payment in March 2015 for services rendered. As of September 30, 2015, the Company was owed $Nil.

10

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

9. Related Party Transactions (continued)

c)	Key management personnel compensation:

The following table summarizes the compensation of the Company’s key management:

	Nine Months Ended September 30,
	2015	2014
	$	$
Management fees	390,499	203,967
Employee salary and benefits (included in general and administrative)	89,515	85,131
Share based payments to officers and directors	–	250,778

10.	Share Capital

Common Shares

The Company is authorized to issue an unlimited number of common shares without par value.

Share transactions during the nine months ended September 30, 2015:

(a)	In January 2015, the Company issued 555,940 common shares for proceeds of $754,276 upon the exercise of stock options and warrants at prices ranging from $1.00 per share to $1.50 per share. The fair value of the stock options of $78,424 was transferred from share-based payment reserve to common shares upon exercise.

(b)	In February 2015, the Company issued 422,272 common shares for proceeds of $537,251 upon the exercise of stock options and warrants at prices ranging from $1.00 per share to $1.50 per share. The fair value of the stock options and warrants of $90,847 was transferred from share-based payment reserve to common shares upon exercise.

(c)	In March 2015, the Company issued 2,000 common shares for proceeds of $2,200 upon the exercise of stock options at prices ranging from $1.10 per share. The fair value of the stock options of $1,280 was transferred from share-based payment reserve to common shares upon exercise.

(d)	In April 2015, the Company issued 76,400 common shares for proceeds of $121,790 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $48,571 was transferred from share-based payment reserve to common shares upon exercise.

(e)	In May 2015, the Company issued 150,000 common shares for proceeds of $212,500 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $79,988 was transferred from share-based payment reserve to common shares upon exercise.

(f)	In June 2015, the Company issued 430,000 common shares for proceeds of $530,000 upon the exercise of stock options and warrants at prices ranging from $1.10 per share to $3.00 per share. The fair value of the stock options of $255,921 was transferred from share-based payment reserve to common shares upon exercise.

(g)	In July 2015, the Company issued 70,500 common shares for proceeds of $88,125 upon the exercise of stock options at a price of $1.25 per share. The fair value of the stock options of $47,009 was transferred from share-based payment reserve to common shares upon exercise.

(h)	In July 2015, the Company issued 20,000 common shares for proceeds of $60,000 upon the exercise of warrants at a price of $3.00 per share.

(i)	In August 2015, the Company issued 70,500 common shares for proceeds of $88,125 upon the exercise of stock options at a price of $1.25 per share. The fair value of the stock options of $47,009 was transferred from share-based payment reserve to common shares upon exercise.

11

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

10.	Share Capital (continued)

(j)	In September 2015, the Company issued 83,000 common shares for proceeds of $103,750 upon the exercise of stock options at a price of $1.25 per share. At September 30, 2015, $31,250 of proceeds received subsequently was recorded as share subscriptions receivable. The fair value of the stock options of $55,344 was transferred from share-based payment reserve to common shares upon exercise.

Share transactions during the nine months ended September 30, 2014:

(k)	In January 2014, the Company issued 60,000 common shares for proceeds of $87,500 upon the exercise of stock options at prices ranging from $1.00 per share to $1.55 per share. The fair value of the stock options of $60,319 was transferred from share-based payment reserve to common shares upon exercise.

(l)	In February 2014, the Company issued 13,250 common shares for proceeds of $13,250 upon the exercise of stock options at $1.00 per share. The fair value of the stock options of $6,122 was transferred from share-based payment reserve to common shares upon exercise.

(m)	In March 2014, the Company issued 55,000 common shares for proceeds of $71,500 upon the exercise of stock options at prices ranging from $1.00 per share to $1.55 per share. The fair value of the stock options of $44,892 was transferred from share-based payment reserve to common shares upon exercise.

(n)	In May 2014, the Company issued 85,000 common shares for proceeds of $92,000 upon the exercise of stock options at prices ranging from $1.00 per share to $1.10 per share. The fair value of the stock options of $62,003 was transferred from share-based payment reserve to common shares upon exercise.

(o)	On July 16, 2014, the Company issued 2,250 common shares pursuant to the exercise of warrants at $1.50 per share for proceeds of $3,375.

(p)	On July 30, 2014, the Company completed a non-brokered private placement of 1,570,903 units at $2.55 per unit for proceeds of $4,005,803. Each unit consists of one common share and one warrant exercisable to purchase one additional common share at an exercise price of $3.00 per share until January 30, 2016.

(q)	On August 12, 2014, the Company issued 2,000 common shares upon the exercise of stock options at $1.10 per share for proceeds of $2,200. The fair value of the stock options of $1,577 was transferred from share-based payment reserve to common shares upon exercise.

(r)	On September 10, 2014, the Company issued 45,000 common shares upon the exercise of stock options at $1.00 per share for proceeds of $45,000. The fair value of the stock options of $21,371 was transferred from share-based payment reserve to common shares upon exercise.

Escrowed Shares

On October 20, 2010, the Company entered into an Escrow Agreement with certain shareholders in which 9,750,001 common shares would be subject to escrow restrictions for a period of 66 months. Under the terms of the Escrow Agreement, 10% of the shares were released from escrow one year after the completion of the Company’s IPO, and a further 10% every 6 months thereafter. During the nine months ended September 30, 2015, 1,950,000 shares were released from escrow. As at September 30, 2015, 1,950,001 shares are held in escrow.

12

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

11.	Share Purchase Warrants

The following table summarizes the continuity of share purchase warrants:

	Number of Warrants	Weighted Average Exercise Price
		$
Balance, December 31, 2013	717,732	1.45
Issued	1,570,903	3.00
Exercised	(2,250)	1.50
Balance, December 31, 2014	2,286,385	2.51
Exercised	(772,462)	1.63
Expired	(33,020)	1.50
Balance, September 30, 2015	1,480,903	3.00

The following table summarizes information about warrants outstanding and exercisable at September 30, 2015:

Warrants Outstanding	Exercise Price $	Expiry Date
1,480,903	3.00	January 30, 2016
1,480,903

12.	Stock Options

On March 7, 2014 the Company’s stock option plan was amended and replaced in its entirety. The stock option plan provides for the issuance of stock options to its directors, officers and consultants. The stock options are granted in accordance with the policies of the regulatory authorities at an exercise price equal to or higher than the market price of the Company’s stock, with a maximum term of five years on the date of grant, and are not to exceed 20% of the issued and outstanding common shares of the Company. Vesting terms are determined by the policies of the Canadian Securities Exchange or by the board of directors.

On January 8, 2014, the Company entered into an agreement with a third party for financial public relations services to be provided in the United States during an initial 12 month term for a monthly fee of $5,000. The Company also granted bonus incentive options to purchase 130,000 common shares at a price of $4.98 per share, expiring on January 11, 2017. The options vest as to 50,000 immediately, 15,000 on April 10, 2014, 15,000 on July 10, 2014, and 50,000 on the closing of certain proposed capital-raising transactions. During the nine months ended September 30, 2015, the agreement was terminated and the options expired unexercised.

13

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

12.	Stock Options (continued)

The following table summarizes information about the stock options.

	Nine Months Ended September 30, 2015		Year Ended December 31, 2014
	Number of Options	Weighted Average Exercise Price $	Number of Options	Weighted Average Exercise Price $

Outstanding – beginning of period	4,492,700	1.95	3,144,700	1.14
Granted	–	–	2,150,000	2.92
Exercised	(1,108,150)	0.97	(320,000)	1.76
Expired	(1,541,950)	1.45	(482,000)	1.17
Outstanding – end of period	1,842,600	2.65	4,492,700	1.95
Exercisable – end of period	1,792,600	2.66	4,292,700	1.90

The following table summarizes information about stock options outstanding and exercisable as at September 30, 2015.

Exercise Price $	Expiry Date	Number of Options Outstanding	Number of Options Exercisable	Weighted Average Remaining Contracted Life (Years)

4.50	March 8, 2016	260,000	260,000	0.44
2.35	December 23, 2019	1,582,600	1,532,600	4.23
		1,842,600	1,792,600	3.68

The fair value of stock options granted was determined using the Black-Scholes option pricing model. During the nine months ended September 30, 2015, the Company did not grant any stock options. During the nine months ended September 30, 2015, the Company capitalized $55,502 as website development costs and expensed $153,696 for the vesting of previously granted stock options. During the nine months ended September 30, 2014, the Company granted stock options with a fair value of $1,335,928 which will be recognized over the vesting term. During the nine months ended September 30, 2014, the Company recognized $1,126,267 of stock-based compensation expense and capitalized $175,545 as website development costs. The weighted average fair value of the options granted during the nine months ended September 30, 2014 was $2.47 per option. The weighted average exercise price for stock options exercised was $0.97 (2014 - $1.20). Weighted average assumptions used in calculating the fair value of stock-based compensation expense are as follows:

	2015	2014
Risk-free rate	–	0.47%
Dividend yield	–	0%
Volatility	–	111%
Expected forfeitures	–	–
Weighted average expected life of the options (years)	–	2.24

The expected volatility used in the Black-Scholes option pricing model is based on the historical volatility of the Company’s common shares.

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RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

13.	Commitments and Contingencies

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters other than disclosed below. Management services provided are on a month-to-month basis.

a)	The Company has entered into leases for the provision of facility space until October 31, 2015. The Company’s future minimum lease payments for the premise leases are as follows:

Fiscal year ending December 31, 2015	$7,325
Total:	$7,325

b)	The Company has entered into two leases for Company vehicles until October 28, 2018 and September 21, 2019. The Company’s future minimum lease payments for the vehicle leases are as follows:

Fiscal year ending December 31, 2015	$5,054
Fiscal year ending December 31, 2016	20,214
Fiscal year ending December 31, 2017	20,214
Fiscal year ending December 31, 2018	17,393
Fiscal year ending December 31, 2019	5,954
Total:	$68,829

c)	On April 1, 2015, the Company entered into a service agreement for marketing consulting services for an indefinite term in exchange for (i) a fee of US$23,000 per month for the first two months and US$25,000 per month thereafter, (ii) a commission of 15% on all revenue generated from customers introduced by the consultant, and (iii) subject to the agreement continuing in effect for a period of 120 days, the grant of options to purchase 50,000 common shares at an exercise price equal to the closing market price of the Company’s common shares on the date of grant, exercisable for a period of five years, plus the grant of an additional 50,000 options on the same terms for each subsequent 60 day period during which the agreement remains in effect, to a maximum of 150,000 options in total.

14.	Financial Instruments and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument and related risks. Those risks and management’s approach to mitigating those risks are as follows:

(a)	Fair Values

	Fair Value Measurements Using
	Quoted prices in active markets for identical instruments (Level 1) $	Significant other observable inputs (Level 2) $	Significant unobservable inputs (Level 3) $	Balance, September 30, 2015 $

Cash and cash equivalents	3,118,489	–	–	3,118,489
	3,118,489	–	–	3,118,489

The fair values of other financial instruments, which include amounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term maturity of these instruments.

15

RESAAS SERVICES INC.

Notes to the Amended Interim Consolidated Financial Statements

September 30, 2015

(Expressed in Canadian dollars except shares and options)

(Unaudited)

14.	Financial Instruments and Risk Management (continued)

(b)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s exposure to credit risk is in its cash and receivables. Cash is held with major banks in Canada, which are high credit quality financial institutions as determined by rating agencies. Amounts receivable consists of GST refunds which are due from the Government of Canada. The carrying amount of financial assets represents the maximum credit exposure.

(c)	Currency Risk

The Company’s functional currency is the Canadian dollar. There is low foreign exchange risk to the Company as the Company primarily operates within Canada.

(d)	Interest Rate Risk

The Company’s exposure to interest rate risk relates to its ability to earn interest income on cash balances at variable rates and its short-term term deposits at prescribed market rates. The fair value of the Company’s cash is not significantly affected by changes in short-term interest rates. The income earned from the bank accounts and short-term term deposits is subject to movements in interest rates.

(e)	Liquidity and Funding Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available capital in order to meet its liquidity requirements. Management maintains sufficient cash to satisfy short-term liabilities in highly liquid investments.

Funding risk is the risk that market conditions will impact the Company’s ability to raise capital through equity markets under acceptable terms and conditions.

As at September 30, 2015	Carrying amount $	Contractual cash flows $	1 year or less $	1 -5 Years $

Trade and other payables	280,533	280,533	280,533	-
Obligations under finance lease	5,443	6,702	3,167	3,535
	285,976	287,235	283,700	3,535

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